UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Concorde International Group Ltd. (the “Company”) is furnishing this Form 6-K to provide the unaudited consolidated financial statements for the six months ended June 30, 2025 and 2024.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of the Company’s management regarding the Company’s business and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025 (the “Annual Report”). Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the six months ended June 30, 2025
99.3	Press Release titled “Concorde International Group Reports 11% Year-over-Year Revenue Growth to $6.0 million for H1 of 2025” dated September 29, 2025
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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